

SECTION 36, TOWNSHIP 23 NORTH, RANGE 11 WEST

WEBSTER PARISH, LOUISIANA #192865



25 30
36 31
C C Gish
D L GISH, Ls.
C C Gish
Paul Slack
D. L. GISH, Ls.
Blacktop Road
1982
Loc No 1
Poole
1105
BRONCO RESOURCES, INC., Ls.
J W Rhymes
Horace Morgan
Small Tracts
J. A. Rice
W Carter
36
31
Small Tracts
T23N R11W
T23N R10W
W. A. Slack, etal
Small Tracts
W. A. Slack, etal
John F Wallace
Pharr
36 31
1 6

PLAT SHOWING LOCATION

BRONCO RESOURCES, INC. ——————— PERKINS No. 1

Located 1982 ft. from the North line and 1105 ft. from the East line of Section 36 Township 23 North, Range 11 West, Webster Parish, Louisiana.

STATE OF LOUISIANA
MARVIN T. KENT
REGISTER NO. 318
REGISTERED PROFESSIONAL LAND SURVEYOR

I HEREBY CERTIFY THAT THE ABOVE PLAT CORRECTLY REFLECTS THIS LOCATION AS STAKED ON THE GROUND.

Ground Elevation No. 1= 261.7 ft.

DATE: June 28, 1984

SCALE: 1" = 800'

MARVIN T. KENT
REG. LAND SURVEYOR, LA. REG NO 318
PHONE 425-7975, SHREVEPORT, LA.